UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                  FORM 6-K

                REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                      RULE 13a-16 OR 15d-16 UNDER THE
                      SECURITIES EXCHANGE ACT OF 1934


                             FOR MARCH 9, 2005.

                      COMMISSION FILE NUMBER 33-95280

                            FALCONBRIDGE LIMITED
              (TRANSLATION OF REGISTRANT'S NAME INTO ENGLISH)


                    BCE PLACE, 181 BAY STREET, SUITE 200
                      TORONTO, ONTARIO, CANADA M5J 2T3
                  (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
               Form 20-F     Form 40-F X
                        ---           ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
               Yes      No  X
                   ---     ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
               Yes      No  X
                   ---     ---

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
               Yes  X   No
                   ---     ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-3920

Furnished herewith is:

Exhibit 99.1: Press Release, dated March 9, 2005, of Falconbridge Limited regarding a proposed merger transaction with Noranda Inc. This press release was filed under Rule 425 under the Securities Act of 1933 by Noranda Inc.

                                 SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                 FALCONBRIDGE LIMITED
                                 (Registrant)

March 10, 2005                   By:  /s/ Stephen K. Young
                                      -----------------------------------
                                      Stephen K. Young - Corporate Secretary

                               EXHIBIT INDEX


EXHIBIT NO.            DESCRIPTION

Exhibit 99.1 Press Release, dated March 9, 2005, of Falconbridge Limited regarding a proposed merger transaction with Noranda Inc. This press release was filed under Rule 425 under the Securities Act of 1933 by Noranda Inc.